SECU 08032757 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67488 |

SEC Mail Processing Section

NOV 25 2008

Washington, DC 111

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURRAY SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323, SUITE 200
(No. and Street)

TYLER (City) TX (State) 75701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY V. MURRAY (903) 561-5588
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSON, JOHN MICHAEL
(Name – *if individual, state last, first, middle name*)

1820 SHILOH RD., STE. 1501 (Address) TYLER (City) TX (State) 75703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 10 2008

THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, GARY V. MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY SECURITIES, INC., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE L. JONES
MY COMMISSION EXPIRES
May 6, 2009

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MURRAY SECURITIES, INC.

## FINANCIAL STATEMENTS TOGETHER WITH AUDITOR'S REPORT AND LETTER TO MANAGEMENT ON INTERNAL ACCOUNTING CONTROL

SEPTEMBER 30, 2008

MURRAY SECURITIES, INC.
TABLE OF CONTENTS

J MICHAEL JOHNSON
CERTIFIED PUBLIC ACCOUNTANT
1820 SHILOH ROAD, STE 1501
TYLER, TEXAS 75703
www.jmjcpa.com

MEMBER OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTS

(903) 581-1688
FAX (903) 534-0190
jmjcpa@tyler.net

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Murray Securities, Inc.

I have audited the accompanying statement of financial condition of Murray Securities, Inc. as of September 30, 2008 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Murray Securities, Inc. at September 30, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 19, 2008

**MURRAY SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2008**

## ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash | $ 11,911 |
| Marketable investments | 64,992 |
| Deposits with clearing organizations | 10,636 |
| Receivable from clearing organizations | 21,669 |
| Prepaid rent | 3,993 |
| Prepaid insurance | 677 |
| Total Current Assets | 113,878 |
| Furniture, Equipment and Leasehold Improvements at cost, Less Accumulated Depreciation of $6,623 | 32,710 |
| Total Assets | $ 146,588 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Accounts payable | $ 1,454 |
| Accounts Payable To B/D | 10,098 |
| Federal Income Taxes Payable | 33 |
| State Franchise Tax Payable | 2,001 |
| Accounts payable – shareholder | 990 |
| Payroll taxes payable | 726 |
| Total Current Liabilities | 15,302 |
| Deferred income taxes | 3,551 |
| **Stockholders' Equity** | |
| Capital Stock, No Par Value 10,000 Shares Authorized, 500 Shares Issued and Outstanding | 10,000 |
| Paid in Capital | 60,000 |
| Retained Earnings | 57,735 |
| TOTAL STOCKHOLDER'S EQUITY | 127,735 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 146,588 |

See accountant's report and accompanying notes.

**MURRAY SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED SEPTEMBER 30, 2008**

| | |
|---|---|
| Revenues | |
| Commissions | $ 700,294 |
| Trading profits | 1,467 |
| Investment advisory fees | 4,319 |
| Interest income | 60,737 |
| Total Revenue | 766,817 |
| Expenses | |
| Employee compensation and benefits | 544,196 |
| Clearance and quotation fees | 57,873 |
| Occupancy | 48,101 |
| Retirement plan | 35,486 |
| Taxes | 25,285 |
| Advertising | 1,133 |
| Depreciation | 5,439 |
| General and administrative | 47,628 |
| Total Expenses | 407,354 |
| Income before income taxes | 765,151 |
| Provision for Income Tax | 443 |
| Net Income | $ 1,233 |

See accountant's report and accompanying notes.

**MURRAY SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED SEPTEMBER 30, 2008**

| | Common Stock | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at October 1, 2007 | $ 10,000 | $ 60,000 | $ 56,502 | $ 126,502 |
| Additions during year | 0 | 0 | 0 | 0 |
| Net Income | 0 | 0 | 1,233 | 1,233 |
| Balances at September 30, 2008 | $ 10,000 | $ 60,000 | $ 57,735 | $ 127,735 |

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

| | |
|---|---|
| Subordinated liabilities at October 1, 2007 | $ None |
| Increases | None |
| Decreases | None |
| Subordinated liabilities at September 30, 2008 | $ None |

See accountant's report and accompanying notes.

**MURRAY SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED SEPTEMBER 30, 2008**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 1,233 |
| ADJUSTMENTS TO RECONSILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES: | |
| Depreciation | 5,439 |
| (Increase) decrease in operating assets: | |
| Deposits with clearing organizations | ( 263) |
| Receivable from clearing organizations | ( 17,221) |
| Receivable – other | 1,764 |
| Prepaid expenses | ( 69) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | 1,276 |
| Accrued liabilities | 12,687 |
| Federal income taxes payable | ( 8,066) |
| Deferred income taxes | 443 |
| Net Cash Used in Operating Activities | ( 2,777) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of property and equipment | ( 15,725) |
| Decrease in marketable investments | 30,411 |
| Net Cash Provided By Investing Activities | 14,686 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 0 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF_PERIOD | 0 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 11,911 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

| | |
|---|---|
| Income taxes paid | $ 8,066 |

See accountant's report and accompanying notes.

MURRAY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

## NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization

Murray Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on October 17, 2006. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and the National Association of Securities Dealers ("N.A.S.D."). The Company received approval from N.A.S.D. to be a registered broker/dealer effective April 4, 2007.

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Depreciation of $5,439 has been charged to expense for the year ended September 30, 2008. Depreciation for income tax purposes totaled $6,892.

### Securities Transactions

Murray has an arrangement with Southwest Securities, Inc. in Dallas, Texas, through which securities transactions are cleared. Murray receives commissions from Southwest Securities, Inc. net of any clearance fees.

### Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

### Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

### Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

### Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards SFAS No. 109 which requires recognition of deferred tax liabilities and assets for

## NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES(continued)

the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of asserts and liabilities using enacted tax rates. Income tax benefit for the year ending September 30, 2008 is due to the recognition of deferred income taxes for the difference in book and tax depreciation. The Company's net deferred tax liability of $3,584 consists of the difference in book and tax depreciation.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $1,133 for the year ending September 30, 2008.

## NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008 the Company had net capital of $90,118, which was $40,118 in excess of its required net capital of $50,000. The Company's net capital ratio was .209 to 1.

## NOTE C – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with Southwest Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2007, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

## NOTE D – CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the even the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the cournterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE E – RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees (Simple) that covers all employees who have received at least $5,000 in compensation during the preceding two years. The Company matches the employee salary deferrals up to 3% of annual compensation. Salary deferrals under Simple Plans for 2007 are limited to $14,000 for employees fifty years of age or over and $10,500 for employees under fifty years of age. The Company converted the retirement plan from a Simple plan to a Simplified Employee Pension plan effective January 1, 2008. The Company contributes 10% of employee compensation into the plan with a maximum amount of $24,000 for any one employee.

**NOTE F – OPERATING LEASES AND RENTALS**

The Company leases its office space under a operating lease dated January 1, 2007, requiring monthly lease payments of $3,904. The lease is for a for thirty six (36) months terminating on December 31, 2009 with an option to renew for an addition thirty six (36) months. The payments for facility lease for the year ended September 30, 2008, totaled $19,520, including expense stop pass through. The following is a schedule of future minimum lease payments for the year ending September 30, 2008:

| | |
|---|---|
| Year ending September 30, | |
| 2008 | $ 46,848 |
| 2009 | 11,712 |
| Total | $ 58,560 |

**MURRAY SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF SEPTEMBER 30, 2008**

NET CAPITAL

| | |
|---|---|
| Total stockholders' equity | $ 127,736 |
| Deduct equity not allowable for Net Capital | 0 |
| Total equity qualified for Net Capital | 127,736 |
| ADD: | |
| Subordinated borrowings allowable in computation of net capital | 0 |
| Other deductions and allowable credits | 0 |
| Total Capital and allowable subordinated liabilities | 127,736 |
| DEDUCTIONS AND/OR CHARGES: | |
| Non-allowable assets: | |
| Equipment net of depreciation | 32,710 |
| Prepaid expenses | 4,670 |
| | 37,380 |
| Current note Deficiency | 0 |
| Commodity futures, contracts and spot commodities proprietary capital changes | 0 |
| Other deductions and/or charges | 0 |
| Other additions and/or allowable credits | 0 |
| Net Capital before haircuts on securities positions | 90,356 |
| HAIRCUTS ON SECURITIES (Computed where applicable pursuant to 15-c-3-1 (f) | |
| Contractual securities commitments | 0 |
| Subordinated securities borrowings | 0 |
| Trading and investment securities: | |
| Exempted securities | 0 |
| Debt Securities | 0 |
| Options | 0 |
| Other securities | 238 |
| Undue Concentration | 0 |
| Other | 0 |
| | 238 |
| NET CAPITAL | $ 90,118 |

**MURRAY SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF SEPTEMBER 30, 2008**

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Item included in consolidated statement of financial condition: | |
| Short-term bank loans | 0 |
| Drafts payable | 0 |
| Payable to brokers and dealers | 10,098 |
| Payable to clearing broker | 0 |
| Payable to customers | 0 |
| Other accounts payable and accrued expenses | 8,755 |
| Item not included in consolidated statement of financial condition: | |
| Market value of securities borrowed for which no equivalent value is paid or credited | 0 |
| Other unrecorded amounts | 0 |
| Total Aggregate Indebtedness | $ 18,853 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required: | |
| Company | 1,257 |
| TOTAL | $ 1,257 |
| Minimum Dollar Net Capital Required | $ 50,000 |
| Excess Net Capital | $ 40,118 |
| Excess Net Capital At 1,500% | $ 88,861 |
| Excess Net Capital At 1.000% | $ 86,976 |
| Ratio: Aggregate Indebtedness to Net Capital | .209 to 1 |

| | |
|---|---|
| Reconciliation with company's computation included in Part II of Form X-17A-5 as of September 30, 2007 | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 102,347 |
| Audit adjustment to stockholder receivable | ( 1,764) |
| Audit adjustment to record prepaid expenses | ( 677) |
| Audit adjustment to record additional net fixed assets | ( 730) |
| Audit adjustment to record payable to brokers and dealers | ( 10,098) |
| Other audit adjustments net | 1,040 |
| Net Capital per above | $ 90,188 |

**MURRAY SECURITIES, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c 3-3**
**AS OF SEPTEMBER 30, 2008**

Exemption From Reserve Requirements Under Rule 15c 3-3

Murray Securities, Inc. claims exemption from the reserve requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,

2. Has not held and does not intend to hold customer funds or securities,

3. Has not owed and does not intend to owe money or securities to customers,

4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,

5. And otherwise fully complies with the exempting provisions of Rule 15c 3-3 (K) (2) (ii).

**MURRAY SECURITIES, INC.**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS**
**UNDER RULE 15c 3-3**
**AS OF SEPTEMBER 30, 2008**

Exemption From Information Relating to Possession or Control Requirements

Murray Securities, Inc. claims exemption from information relating to possession or control requirements under Rule 15c 3-3 (K) (2) (ii) because Murray Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,

2. Has not held and does not intend to hold customer funds or securities,

3. Has not owed and does not intend to owe money or securities to customers,

4. Anticipates participation in underwriting on a "best efforts" basis and will promptly

   forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,

5. And otherwise fully complies with the exemptive provisions of Rule 15c 3-3 (K)(2) (ii).



END